P.O. Box 9012 Clearwater, Florida 33758-9012 (727) 299-1800

September 6, 2012

VIA EDGAR CORRESPONDENCE

Allison White

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Series Trust (the “Registrant”)
(File Nos. 033-00507, 811-04419)

Dear Ms. White:

On behalf of the Registrant, we are filing this letter to provide the Additional Information described below with respect to Transamerica Market Participation Strategy VP. On February 2, 2012, the Registrant filed a preliminary registration statement with the Securities and Exchange Commission (the “Commission”) under Rule 485(a) of the Securities Act of 1933, as amended, on Form N-1A. The Commission Staff provided comments to the filing orally via telephone on February 21, 2012 and requested that the registrant provide a copy of the completed fee and expense tables and expense example prior to the effective date of the registration statement. The Registrant has provided this Additional Information in Exhibit A to this letter.

The Registrant acknowledges that, with respect to filing made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (727) 299-1844 with any questions.

Very truly yours,

/s/ Timothy J. Bresnahan

Timothy J. Bresnahan

Senior Counsel

Transamerica Asset Management, Inc.

EXHIBIT A

TRANSAMERICA MARKET PARTICIPATION STRATEGY VP

Fees and Expenses: This table describes the fees and expenses that you may pay if you buy and hold portfolio shares, but it does not reflect any charges that are, or may be, imposed under your variable life insurance policy or variable annuity contract. If such charges were reflected, fees would be higher.

Shareholder Fees (fees paid directly from your investment)
	Class of Shares
	Initial	Service
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	None	None
Maximum deferred sales charge (load) (as a percentage of purchase price or redemption proceeds, whichever is lower)	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class of Shares
	Initial	Service
Management fees	0.65%	0.65%
Distribution and service (12b-1) fees	0.00%	0.25%
Other expenses[a]	0.07%	0.07%
Total annual fund operating expenses	0.72%	0.97%

a Other expenses are based on estimates for the current fiscal year.

Example: This Example is intended to help you compare the cost of investing in the portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the portfolio for the time periods indicated and then redeem all shares at the end of those periods (unless otherwise indicated). The Example also assumes that your investment has a 5% return each year and that the portfolio’s operating expenses remain the same. The Example does not reflect charges that are, or may be, imposed under your variable life insurance policy or variable annuity contract. If such charges were reflected, costs would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Share Class	1 year	3 years
Initial	$74	$263
Service	$99	$309